SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

COMMISSION FILE No. 1-31690

TransCanada Corporation

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

I

The documents listed below in this Section and filed as Exhibits 13.1 to 13.3 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransCanada Corporation under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

13.1         Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2005.

13.2         Consolidated comparative interim unaudited financial statements of the registrant for the six month period ended June 30, 2005 (included in the registrant’s Second Quarter 2005 Quarterly Report to Shareholders).

13.3         U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Second Quarter 2005 Quarterly Report to Shareholders.

II

The document listed below in this Section is furnished, not filed, as Exhibit 99.1.  The Exhibit is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Act of 1933, as amended.

99.1         A copy of the Registrant’s news release of July 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

	By:	/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President, Corporate
Development and Chief Financial Officer

	By:	/s/ Lee G. Hobbs
Lee G. Hobbs
Vice-President and Controller

July 29, 2005

EXHIBIT INDEX

13.1         Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended June 30, 2005.

13.2         Consolidated comparative interim unaudited financial statements of the registrant for the six month period ended June 30, 2005 (included in the registrant’s Second Quarter 2005 Quarterly Report to Shareholders).

13.3         U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Second Quarter 2005 Quarterly Report to Shareholders.

31.1         Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2         Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1         Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2         Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1         A copy of the Registrant’s news release of July 29, 2005.